Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS RECORD NET INCOME OF $15.7 MILLION, 1.5 MILLION SHARES REPURCHASED AND FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2023

ATHENS, GREECE, June 21, 2023 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported net income of $15.7 million and net income attributable to common stockholders of $4.6 million for the first quarter of 2023. Net income attributable to common stockholders for the three-month period ended March 31, 2023, has been adjusted by aggregate non-cash items of $10.6 million, as per US GAAP accounting standards, which do not affect the Company's operating cash flows, EBITDA or performance overall. The 2023 first quarter results compared to a net loss of $2.1 million and net loss attributable to common stockholders of $11.5 million for the same period in 2022. Earnings per share, basic and diluted, for the first quarter of 2023 were $0.68 and $0.55, respectively, while loss per share for the first quarter of 2022 was $51.46.

Revenue was $29.5 million ($28.0 million net of voyage expenses) for the first quarter of 2023, compared to $8.6 million ($5.2 million net of voyage expenses) for the same period in 2022. This increase was attributable to the increased time-charter equivalent rates (TCE rates) achieved during the quarter. Fleetwide, the average time charter equivalent rate for the first quarter of 2023 was $41,157, compared with an average rate of $12,352 for the same period in 2022. During the first quarter of 2023, net cash provided by operating activities was $18.7 million, compared with net cash used in operating activities of $3.9 million for the first quarter of 2022.

Commenting on the results of the first quarter of 2023, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“During the first quarter of 2023, tanker market fundamentals remained strong, supported by the ongoing shifts in trade patterns resulting from sanctions on Russian crude oil exports, thus benefiting longer haul tanker voyages. Improved ton-mile demand, coupled with limited supply growth and recovering demand from China, created a solid tanker charter rate environment, enabling our Company to achieve a fleetwide average time charter equivalent rate of $41,157 per day during the first quarter of 2023. As a result, we generated revenues of $29.5 million and net income of $15.7 million during this quarter, representing increases of 245% and 855%, respectively, from the first quarter of the previous fiscal year. Our cash balance at the end of the quarter was approximately $66 million corresponding to a 67% increase on a quarterly basis and representing 8.0x our current market capitalization. Our basic earnings per share for the quarter annualized and compared to our current share price represent a price-to-earnings ratio of approximately 0.3x.

“We believe that the overall positive developments in the tanker market and the firm freight rate environment will be sustainable through 2023 and beyond. During 2022, we took several steps towards our stated goal of fleet expansion and renewal. This included four timely acquisitions of younger Aframax tankers with high specifications that were completed at values significantly below current levels, as well as the disposal of an older vessel. In the first quarter of 2023, we entered into a contract for the purchase of a newbuild LNG-ready LR2 Aframax tanker with a 2025 delivery date. This decision is consistent with our view of sustainable market fundamentals and higher asset values going forward. With these recent developments, our Company is well positioned to capture the prevailing strong market conditions and generate significant cash flow. Currently, five of our tankers operate under time charter contracts with first-class charterers, earning gross charter rates ranging from $23,000 to $45,000 per day and resulting in aggregate fixed revenues of approximately $54.0 million for the remaining charter periods. Our remaining vessels operate under pool arrangements with reputable counterparties, earning healthy voyage charter rates which further supplement our secured revenue backlog.

“Despite what we consider to be sustainably strong fundamentals for our sector, we believe the value of our common shares is extremely low when compared with our quarterly earnings and cash on hand. In light of that, we commenced a $2.0 million share buyback program in April, which we believe is in the best interests of both our Company and our shareholders. Pursuant to this program, we have repurchased 1,518,113 shares of our common stock to date at an average price of $0.84 per share.”

Tanker Market Update for the First Quarter of 2023:

• Tanker fleet supply was 681.2 million dwt, up 0.8% from 675.5 million dwt from the previous quarter and up 3.4% from Q1 2022 levels of 658.7 million dwt.

• Tanker demand in billion tonne-miles is projected to increase by a firm 7.5% in 2023, supported by the increased Chinese demand for crude oil imports as well as by the ongoing trade pattern shifts being established as a result of the European sanctions imposed on Russian crude oil, which benefit longer-haul distances.

• Tanker fleet supply in deadweight terms is estimated to grow by a moderate 2.1% in 2023.

• Crude oil tanker fleet utilization averaged 87.3%, down from 88.3% in the previous quarter and up from 77.0% in Q1 2022.

• Newbuilding tanker contracting was just 4.5 million dwt in the first quarter, resulting in a tanker orderbook-to-fleet ratio of 4.0%, the lowest level of the past 28 years.

• Daily spot charter rates for Aframax tankers averaged $78,764, down 13.4% from the previous quarter average of $90,991 and up 144.1% from the Q1 2022 average of $32,266.

• The value of a 10-year-old Aframax tanker at the end of the first quarter was $50.0 million, up 11.1% from $45.0 million in the previous quarter, and up 81.8% from $27.5 million in Q1 2022.

• The number of tankers used for floating storage (excluding dedicated storage) was 117 (19.0 million dwt), down 21.0% from 148 (23.5 million dwt) in the previous quarter and down 23.0% from Q1 2022 levels of 152 (23.4 million dwt).

• Global oil consumption was 99.9 million bpd, up 0.2% from the previous quarter level of 99.7 million bpd, and up 1.4% from Q1 2022 levels of 98.5 million bpd.

• Global oil production was 101.3 million bpd, up 0.1% from the previous quarter level of 101.2 million bpd and up 2.5% from Q1 2022 levels of 98.7 million bpd.

• OECD commercial inventories were 2,808 million barrels, up 1.5% from the previous quarter level of 2,766 million barrels, and up 7.8% from Q1 2022 levels of 2,604 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data
	For the three months ended March 31,
	2023	2022
	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Revenue	$29,527	$8,568
Voyage expenses	1,540	3,380
Vessel operating expenses	5,143	3,327
Net income / (loss)	15,695	(2,080)
Net income / (loss) attributable to common stockholders	4,623	(11,478)
Earnings / (Loss) per common share, basic	0.68	(51.46)
Earnings / (Loss) per common share, diluted	0.55	(51.46)
FLEET DATA
Average number of vessels	8.0	5.0
Number of vessels	8.0	5.0
Ownership days	720	450
Available days	680	420
Operating days (1)	677	400
Fleet utilization	99.6%	95.2%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (2)	$41,157	$12,352
Daily vessel operating expenses (3)	$7,143	$7,393

(1)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(3)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of June 21, 2023)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Vessel Type	Charter Type	Notes

	Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
3	P. KIKUMA	2007	115,915 DWT	Samsung Heavy Industries Co Ltd.	Crude	Pool
4	P. YANBU	2011	105,391 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
5	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Crude	Pool
6	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter
7	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Crude	Time-Charter
8	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Product	Pool

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, including with respect to the vessels we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including the impact of conflict in Ukraine, the imposition of new international sanctions,  “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended March 31,
	2023	2022
REVENUE:
Revenue	$29,527	$8,568

EXPENSES:
Voyage expenses	1,540	3,380
Vessel operating expenses	5,143	3,327
Depreciation and amortization of deferred charges	3,688	2,013
General and administrative expenses	1,662	1,508
Provision for credit losses and write offs	(16)	22
Foreign currency losses / (gains)	30	(46)
Operating income / (loss)	$17,480	$(1,636)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(3,085)	(445)
Interest income	348	1
Changes in fair value of warrants' liability	952	-
Total other expenses, net	$(1,785)	$(444)

Net income / (loss)	$15,695	$(2,080)

Deemed dividend on Series B preferred stock upon exchange of common stock	-	(9,271)
Deemed dividend to the Series C preferred stockholders due to triggering of a down-round feature	(9,809)	-
Deemed dividend to the July 2022 and August 2022 warrants holders due to triggering of a down-round feature	(789)	-
Dividends on preferred stock	(474)	(127)

Net income / (loss) attributable to common stockholders	$4,623	$(11,478)

Earnings/ (Loss) per common share, basic	$0.68	$(51.46)

Earnings / (Loss) per common share, diluted	$0.55	$(51.46)

Weighted average number of common shares, basic	6,815,828	223,044

Weighted average number of common shares, diluted	8,763,703	223,044

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended March 31,
	2023	2022

Net income / (loss)	$15,695	$(2,080)

Comprehensive income / (loss)	$15,695	$(2,080)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	March 31, 2023	December 31, 2022*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$66,206	$39,726
Advances for vessel acquisitions and other vessels' costs	5	-
Vessels, net	234,026	236,607
Other fixed assets, net	65	72
Other assets	13,701	16,574
Total assets	$314,003	$292,979

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term bank debt, net of unamortized deferred financing costs	$123,490	$127,675
Other liabilities	8,381	9,599
Total stockholders' equity	182,132	155,705
Total liabilities and stockholders' equity	$314,003	$292,979

* The balance sheet data as of December 31, 2022 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended March 31,
	2023	2022
	(unaudited)	(unaudited)
Net Cash provided by / (used in) Operating Activities	$18,679	$(3,863)
Net Cash used in Investing Activities	$(378)	$(1,161)
Net Cash provided by Financing Activities	$8,179	$3,636